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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
SEP 0 2 2003
WASH, D.C. SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53580

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JULY 1, 2002 (MM/DD/YY) AND ENDING JUNE 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GLOBAL STRATEGIC INVESTMENTS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

701 BRICKELL AVENUE, SUITE 2030
(No. and Street)

MIAMI (City) FLORIDA (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
FRANCO CASTRO 305-373-3326
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMAN, ROSSIN & CO.
(Name - *if individual, state last, first, middle name*)

2699 SOUTH BAYSHORE DRIVE (Address) MIAMI (City) FLORIDA (State) 33133 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 08 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, FRANCO CASTRO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GLOBAL STRATEGIC INVESTMENTS, LLC, as of JUNE 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors' Report on Internal Control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included: accordingly it is requested that this report be given confidential treatment.

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Member
Global Strategic Investments, LLC
Miami, Florida

We have audited the accompanying statement of financial condition of Global Strategic Investments, LLC as of June 30, 2003. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Global Strategic Investments, LLC as of June 30, 2003, in conformity with accounting principles generally accepted in the United States of America.



Miami, Florida
August 5, 2003

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

GLOBAL STRATEGIC INVESTMENTS, LLC
STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2003

ASSETS

CASH AND CASH EQUIVALENTS	$	116,072
RECEIVABLE FROM BROKER (NOTE 4)		1,205,832
PROPERTY AND EQUIPMENT (NOTE 2)		75,480
OTHER ASSETS		163,891
	$	1,561,275

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable (Note 6)	$	74,359
Accrued liabilities		244,429
Total liabilities		318,788
LEASE COMMITMENTS (NOTE 5)		
MEMBER'S EQUITY		1,242,487
	$	1,561,275

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

Global Strategic Investments, LLC (the Company), a wholly owned subsidiary of Global Securities Holdings, LLC, is registered with the Securities and Exchange Commission (SEC) as a broker-dealer of various types of equity, debt, commodity, and mutual fund securities. The Company acts in an agency capacity, buying and selling these securities for its customers, primarily within Latin America, and charging a commission. The Company's membership in the National Association of Securities Dealers, Inc. (NASD) become effective June 6, 2002.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations, including the SEC and the NASD. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits.

Securities Transactions

Securities transactions, along with related commission income, clearing costs and commission expenses, are reported on a trade date basis.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense currently.

Depreciation and amortization are computed using the straight-line method based upon estimated useful lives of five and seven years.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company is not subject to income taxes as the taxable income or loss is reportable on the tax return of its member.

NOTE 2. PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at June 30, 2003:

Furniture and fixtures	$	13,000
Leasehold improvements		34,996
Office equipment		36,535
		84,531
Less accumulated depreciation and amortization	(	9,051)
	$	75,480

NOTE 3. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $100,000 or one-fifteenth (one-eighth during the first twelve months of operations) of "Aggregate Indebtedness", as defined. At June 30, 2003, the Company's "Net Capital" was $963,116, which exceeded the requirements by $863,116, and the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.33 to 1.

NOTE 4. RISK CONCENTRATIONS

Clearing and Depository Concentrations

The clearing and depository operations for the Company's securities transactions are provided by Bear Stearns Securities Corp., whose principal office is in New York City. At June 30, 2003, the receivable from broker included in the accompanying statement of financial condition, is due from this broker.

NOTE 5. LEASE COMMITMENTS

The Company is obligated under non-cancelable operating leases for office facilities and equipment. The Company has secured the office lease with a stand-by letter of credit for $40,000. Although the Company is obligated for these non-cancelable leases, a related party incurred these expenses commencing June 2003. Approximate future minimum payments under the non-cancelable operating leases and service contracts for the twelve-month periods subsequent to June 30, 2003 are as follows:

2004	$	173,000
2005		180,000
2006		185,000
2007		190,000
2008		196,000
Thereafter		52,000
	$	976,000

NOTE 6. RELATED PARTY TRANSACTIONS

The Company receives management and administrative services, including the use of the Company's office facility and equipment, from an entity affiliated by virtue of common ownership. In this regard, the affiliate incurs significant operating expenses and provides facilities for the Company in consideration of a management fee. At June 30, 2003 the Company owed the management company $51,560.

NOTE 7. SUBORDINATED LIABILITIES

As part of the Company's capitalization, subordinated note agreements were executed with approval from the NASD. Effective March 13, 2003, all subordinated notes were converted to equity with the approval of the NASD. The subordinated note holders waived interest on all subordinated notes.